Exhibit 99.1

press release

ArcelorMittal publishes convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders

14 May 2020, 08:00 CET

ArcelorMittal (‘the Company’) announces the publication of the convening notice for its Annual General Meeting and Extraordinary General Meeting of shareholders (‘General Meetings’), which will be held on Saturday 13 June 2020 at 12 noon CET.

In view of the COVID-19 outbreak, and related limitations on travel and gatherings, ArcelorMittal is taking precautionary measures to limit exposure for its employees, shareholders and other stakeholders. The Company’s Board of Directors has therefore decided to hold this year’s General Meetings without a physical presence, as permitted under Luxembourg law. Arrangements have therefore been made to provide shareholders with the opportunity to vote electronically and by proxy voting.

The ArcelorMittal shareholders entitled to vote at the General Meetings will be those who are shareholders on the record date of 30 May 2020 at midnight (24:00 hours) CET.

The convening notice, the Annual Report 2019, the Form 20F 2019,  the voting forms and all other meeting documentation will be available on ArcelorMittal’s website www.arcelormittal.com under Investors – Equity investors – Shareholders events – AGM – General Meetings of shareholders, 13 June 2020. Shareholders may obtain, free of charge, a copy of the Annual Report 2019 (in English), by calling ArcelorMittal at +352 4792 3198, or by emailing privateinvestors@arcelormittal.com

Shareholders have the right to ask questions about items on the agenda of the General Meetings ahead of the meetings. The Company will on a best effort basis provide responses to the questions on the Company’s website. Questions must be received by the Company before 6:00 p.m. CET on 2 June 2020. Questions must be sent by e-mail to gm2020@arcelormittal.com and include the shareholder’s full name and address and a proof of ownership of Company shares as at the record date (as defined above) issued by a financial intermediary.